650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com
May 28, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549-3720
Attention:          Julie Sherman
Al Pavot
Tom Kluck
Celeste Murphy
Re:       Codex DNA, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Confidentially Submitted April 23, 2021
CIK No. 0001850079
Ladies and Gentlemen:
On behalf of our client, Codex DNA, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated May 3, 2021 (the “Comment Letter”), relating to the above referenced Amendment No.1 to Draft Registration Statement on Form S-1 (the “Amendment No. 1”). In response to the comments set forth in the Comment Letter, the Company has revised Amendment No. 1 and is concurrently submitting via EDGAR this letter and a Registration Statement on Form S-1 (the “Registration Statement”).
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page numbers of the Registration Statement.
Amendment to DRS Filed April 23, 2021
Results of Operations, page 70
1.    We note your response to comment 14. Please disclose the royalty term under the agreement between the company and New England Biolabs.
In response to the Staff's comment, the Company has revised its disclosure on page 71 of the Registration Statement.

* * * *

AUSTIN BEIJING BOSTON BRUSSELS HONG KONG LONDON LOS ANGELES NEW YORK
PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON DC WILMINGTON, DE

Securities and Exchange Commission
May 28, 2021

Please direct any questions with respect to this confidential submission to me at (650) 565-3564 or poettinger@wsgr.com or Robert Kornegay at (650) 320-4533 or rkornegay@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Philip Oettinger
Philip Oettinger
cc:        Todd Nelson, Codex DNA, Inc.
Jennifer McNealey, Codex DNA, Inc.
Robert Kornegay, Wilson Sonsini Goodrich & Rosati, P.C.
Donald Murray, Covington & Burling LLP